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RECEIVED JUN 0 6 2002 155 SEC PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRAWFORD & SONS, LTD. ~~(11-041285)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 CHAPEL STREET
(No. and Street)

FAYETTEVILLE	NEW YORK	13066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUISE CLARK (315) 637-4645
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James A. Crawford, Jr., swear (or affirm) that to the best of my knowledge and belief the accompanying finan cial statement and supporting schedules pertaining to the firm of Crawford & Sons, Ltd., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

LOUISE A. CLARK
Notary Public, State of NY
Qualified in Onondaga County
No. 01MA6008456
My Commission Expires June 8, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3 -3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 -1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the pr evious audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a -5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholder
Crawford & Sons, Ltd.
Fayetteville, New York

We have audited the accompanying statement of financial condition of Crawford & Sons, Ltd. as of March 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Sons, Ltd. as of March 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
May 22, 2002

CRAWFORD & SONS, LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 246,790
Cash - segregated under regulations (Notes 1 and 2)	0
Accounts receivable (Notes 3 and 13)	0
Other current assets	10,063
Property and equipment - net (Notes 1 and 4)	38,106
Deferred income taxes receivable (Note 10)	8,300
	$ 303,259

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Capital lease agreement payable (Note 5)	$ 3,850
Accrued expenses and other liabilities	53,422
Accrued income taxes payable	78,781
Deferred income taxes payable (Note 10)	0
Total liabilities	136,053
Stockholder's equity:	
Common stock - no par - 200 shares authorized, 100 shares issued and outstanding	5,000
Paid-in capital	68,532
Retained earnings	93,674
Total stockholder's equity	167,206
	$ 303,259

The accompanying notes are an integral part of these financial statements

CRAWFORD & SONS, LTD.

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2002

Revenue:	
Other income	$1,022,882
Expenses:	
Clerical and administrative compensation and benefits	684,586
Interest	0
Regulatory fees and expenses	1,061
Other expenses	271,020
	956,667
Income before income taxes	66,215
Provision for income taxes (Note 10)	34,002
Net income	$ 32,213

The accompanying notes are an integral part of these financial statements

CRAWFORD & SONS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 1, 2001	$ 5,000	$ 68,532	$ 61,461	$ 134,993
Net income	0	0	32,213	32,213
Balances, March 31, 2002	$ 5,000	$ 68,532	$ 93,674	$ 167,206

The accompanying notes are an integral part of these financial statements

CRAWFORD & SONS, LTD.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2002

Subordinated liabilities at April 1, 2001	$ 0
Increases - none	0
Decreases - none	0
Subordinated liabilities at March 31, 2002	$ 0

The accompanying notes are an integral part of these financial statements

CRAWFORD & SONS, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2002

Cash flows from operating activities:	
Net income	$ 32,213
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	8,285
Deferred income taxes	(45,530)
Changes in operating assets and liabilities:	
Accounts receivable	164,088
Other current assets	2,776
Accrued expenses and other liabilities	(24,521)
Accrued income taxes payable	78,781
Net cash provided by operating activities	216,092
Cash flows from investing activities:	
Purchase of property and equipment	(23,238)
Decrease in other assets	946
Net cash used for investing activities	(22,292)
Cash flows from financing activities:	
Proceeds from capital lease	4,332
Payments on capital lease	(4,328)
Decrease in due to stockholder	(129,439)
Net cash used for financing activities	(129,435)
Net increase in cash and cash equivalents	64,365
Cash and cash equivalents - beginning	182,425
Cash and cash equivalents - ending	$ 246,790
Supplemental cash flow disclosures:	
Cash paid during the year:	
Interest	$ 0
Income taxes (refunds)	(24)

The accompanying notes are an integral part of these financial statements

CRAWFORD & SONS, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Crawford & Sons, Ltd. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission. The Company is engaged principally in the brokerage of unregistered lease, mortgage and commercial loan portfolios sold by banks and leasing companies to other banks and financial institutions.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposit purchased with an original maturity of 6 months or less and money market accounts to be cash equivalents. The certificates of deposit are subject to a withdrawal penalty equal to one month's interest.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis, the day the transaction is executed.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for vehicles and office equipment.

Note 2. Cash - Segregated Under Regulations

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission since none was required as of March 31, 2002.

Note 3. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include various financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has experienced a credit risk related loss from these transactions during the reporting period. The Company uses the direct write-off method to record its bad debts in the year they are deemed uncollectible (see Note 13).

Note 4. Property and Equipment - Net

A schedule of property and equipment at March 31, is as follows:

Equipment and fixtures	$ 52,210
Accumulated depreciation	(14,104)
Property and equipment - net	$ 38,106

Property and equipment-net includes capitalized lease equipment of $9,718 and accumulated amortization of $972.

Depreciation expense (which includes capital lease amortization of $2,049) was $8,285 for the year ended March 31, 2002.

Note 5. Capital Lease Agreement Payable

5 Star Business Machines, 24 month capital lease agreement in installments of $215 per month with no imputed interest, ownership transfers to the Company at the conclusion of the agreement	$ 3,850
Current maturities	(2,567)
Long-term portion	$ 1,283

Maturities on long-term capital lease are as follows:

2003	$ 2,567
2004	1,283
Total	$ 3,850

Note 6. Net Capital Requirements

As a registered broker-dealer, Crawford & Sons, Ltd. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2002, the Company's aggregate indebtedness and net capital were $136,053 and $107,392, respectively, a ratio of (1.27 to 1) and net capital exceed the minimum capital requirement of $9,075 by $98,317.

Note 7. Commitments and Contingencies

The Company leases office space from its sole stockholder on an annual renewable basis at a monthly rate of $600. The Company is also responsible for utilities, real estate taxes and maintenance.

Rent expense was $7,200 for the year ended March 31, 2002.

The Company is leasing automobiles under a noncancellable operating lease and employee reimbursement agreements for various periods at a monthly rate of $1,342. Lease expense, which included pro rata capitalized cost reduction expense, was $15,400 for the year ended March 31, 2002.

Future minimum auto lease commitments at March 31, are as follows:

2003	$ 16,122

Note 8. Retirement Plans

The Company sponsors both a noncontributory defined benefit pension plan and a noncontributory profit sharing plan. Cash funds, various investments and insurance contracts fund both plans. Contributions are determined by specific parameters governed by actuarial assumptions. The Company made a contribution of $43,236 to the profit sharing plan for the year ended March 31, 2002. Actuarial information for the defined benefit pension plan as of May 1, 2001 was as follows:

Present value of accrued benefits	$ 944,354
Market value of fund assets	967,099
Excess of market value over accrued benefits	$ 22,745

This note does not comply with the guidelines as stated in FASB No. 87.

Note 9. Off-Balance-Sheet Credit Risk

The Company did not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any positions in its inventory in a volatile market.

Note 10. Income Taxes

A summary of the Company's tax provision is as follows:

Federal:	
Current	$ 67,381
Deferred	(34,905)
Total federal	32,476
State:	
Current	12,151
Deferred	(10,625)
Total state	1,526
Totals	$ 34,002

Note 10. Income Taxes (continued)

Taxes Deferred

SFAS-109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards and investment tax credits to the extent that realization of such benefits is more likely than not. The tax effects of the temporary differences and carryforwards that give rise to the cumulative adjustment and deferred taxes are as follows and are calculated at a 44% effective tax rate.

Deferred tax assets:	
Accrued expenses and other liabilities	$ 4,430
Deferred expenses	3,870
	$ 8,300
Deferred tax liabilities:	
Accounts receivable	$ 0

Note 11. Risks and Uncertainties

Approximately 85% of the Company's commission income was derived from one customer. That customer is currently in the process of legal proceedings with a number of its customers. There may be a disruptive effect on the financial condition of the Company (see Note 13).

Note 12. Related Party Transactions

As mentioned in Note 7, the Company leases its facilities from its sole stockholder on an annual renewable basis at a monthly rate of $600.

Note 13. Contingencies

The Company has accrued commission income at March 31, 2002 in the amount of $163,305, due from a customer with whom the Company earned about 85% of its commission income. Because of certain questionable business practices and ensuing insolvency, the customer is being sued by a number of its customers.

Collectibility of the accrued commissions is highly questionable, therefore the Company has elected to treat the entire balance as uncollectible and has written the amount off.

The Company has retained counsel to pursue collection of a certain amount of the Company's retirement plan assets, which have been misappropriated by the customer. Neither management nor corporate counsel is in a position to render an opinion as to the outcome of any legal proceedings.

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To The Board of Directors and Stockholder
Crawford & Sons, Ltd.
Fayetteville, New York

We have audited the accompanying financial statements of Crawford & Sons, Ltd. as of and for the year ended March 31, 2002 and have issued our report thereon dated May 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
May 22, 2002

SCHEDULE I

CRAWFORD & SONS. LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES

AND EXCHANGE COMMISSION

AS OF MARCH 31, 2002

Net capital computation:		
Total stockholder's equity	$ 167,206	
Total stockholder's equity qualified for net capital		167,206
Total capital		167,206
Deductions and/or charges:		
Nonallowable assets:		
Advances receivable	600	
Other current assets	9,463	
Property and equipment - net	38,106	
Deferred income taxes receivable	8,300	
Total deductions and/or charges		(56,469)
Net capital before haircuts on securities positions		110,737
Haircuts on securities		(3,345)
Net capital		$ 107,392
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Capital lease agreement payable	$ 3,850	
Accrued expenses and other liabilities	53,422	
Accrued corporate taxes	78,781	
Total aggregate indebtedness (A.I.)		$ 136,053
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3 % of A.I.)	$ 9,075	
Minimum dollar net capital requirement of reporting broker dealer	$ 5,000	
Excess net capital at 1500 percent		$ 98,317
Excess net capital at 1000 percent (net capital minus 10% of A.I.)		$ 93,787
Ratio: aggregate indebtedness to net capital		1.27:1

See independent auditors' report on supplementary information

SCHEDULE II

CRAWFORD & SONS. LTD.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

MARCH 31, 2002

	Audited	Unaudited	Increase (Decrease)
Cash	$246,790	$141,449	$105,341
Accounts receivable	0	600	(600)
Other current assets	10,063	0	10,063
Property and equipment - net	38,106	37,697	409
Other assets	8,300	106,249	(97,949)
Haircuts	3,345	3,350	(5)
Stockholder's equity	167,206	197,838	(30,632)
Net capital	107,392	155,941	(48,549)
Net capital ratio	1.26:1	.33:1	.93:1

The above adjustments were made for the following reasons:

Cash	- Miscellaneous adjustments
Accounts receivable	- Reclassifications
Other current assets	- Reclassifications
Property and equipment - net	- Acquisitions - net; depreciation adjustments
Other assets	- Prepaid expenses and miscellaneous receivables
Haircuts	- Miscellaneous adjustments
Stockholder's equity	- Combination of above-mentioned adjustments and deferred income taxes, end of year accruals, including profit sharing plan contribution of $43,236
Net capital	- Above-mentioned adjustments

No other material differences exist pursuant to rule 17a-5(d)(4) in relation to rule 15c3-1.

See independent auditors' report on supplementary information

SCHEDULE III

CRAWFORD & SONS. LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

MARCH 31, 2002

If an exemption from rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual finds and/or variable annuities only) ☐ [4550]

B. (k) (2)(A)-" Special Account for the Exclusive Benefit of Customers" maintained ☑ [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. ☐ [4570]

D. (k) (3)-Exempted by order of the Commission ☐ [4560]

The Company was in compliance with the conditions of the exemption at March 31, 2002.

See independent auditors' report on supplementary information

SCHEDULE IV

CRAWFORD & SONS, LTD.

REPORT ON ANY MATERIAL INADEQUACIES

MARCH 31, 2002

No material inadequacies existed or were found to have existed since the date of the previous audit at March 31, 2001.

See independent auditors' report on supplementary information

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditor's Report on Internal Control Structure Required by Securities Exchange Commission (SEC) Rule 17a-5

To The Board of Directors and Stockholder
Crawford & Sons, Ltd.
Fayetteville, New York

In planning and performing our audit of the financial statements and supplementary schedules of Crawford & Sons, Ltd. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett LLP

Certified Public Accountants

Syracuse, New York
May 22, 2002

CRAWFORD & SONS, LTD.

FAYETTEVILLE, NEW YORK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MARCH 31, 2002